

Tanger Factory Outlet Centers, Inc.

Supplemental Operating and Financial Data

September 30, 2003

For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

This Supplemental Operating and Financial Data is not an offer to sell or a solicitation to buy any securities of the Company. Any offers to sell or solicitations to buy any securities of the Company shall be made only by means of a prospectus.

2   Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/03

Table of Contents

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/03

Geographic Diversification

As of September 30, 2003			
State	**# of Centers**	**GLA**	**% of GLA**
Georgia	4	949,190	16%
New York	1	729,238	13%
Texas	2	619,976	11%
Tennessee	2	513,581	9%
Michigan	2	437,651	8%
South Carolina (1)	1	318,133	6%
Missouri	1	277,407	5%
Iowa	1	277,230	5%
Pennsylvania	1	255,059	4%
Louisiana	1	245,199	4%
Florida	1	198,789	3%
North Carolina	2	187,702	3%
Arizona	1	184,768	3%
Indiana	1	141,051	2%
Minnesota	1	134,480	2%
California	1	105,950	2%
Maine	2	84,313	2%
Alabama	1	79,575	1%
New Hampshire	2	61,745	1%
Total	28	5,801,037	100%

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/03

Tanger Outlets

Property Summary – Occupancy at End of Each Period Shown

Location	Total GLA 09/30/03	% Occupied 09/30/03	% Occupied 06/30/03	% Occupied 03/31/03	% Occupied 12/31/02	% Occupied 09/30/02
Riverhead, NY	729,238	99%	100%	98%	100%	99%
San Marcos, TX	442,486	98%	96%	100%	100%	98%
Sevierville, TN	419,023	99%	100%	100%	100%	100%
Commerce II, GA	342,556	94%	97%	93%	99%	96%
Howell, MI	325,231	99%	99%	99%	100%	100%
Branson, MO	277,407	100%	99%	97%	99%	100%
Williamsburg, IA	277,230	96%	98%	97%	100%	99%
Myrtle Beach, SC (1)	318,133	100%	100%	100%	100%	100%
Lancaster, PA	255,059	98%	96%	94%	98%	96%
Locust Grove, GA	247,454	100%	99%	99%	100%	100%
Gonzales, LA	245,199	95%	99%	97%	99%	98%
Fort Myers, FL	198,789	86%	89%	97%	99%	97%
Commerce I, GA	185,750	74%	71%	79%	90%	87%
Casa Grande, AZ	184,768	79%	88%	89%	96%	90%
Terrell, TX	177,490	97%	97%	96%	100%	100%
Dalton, GA	173,430	82%	95%	93%	98%	98%
Seymour, IN	141,051	75%	74%	74%	80%	80%
North Branch, MN	134,480	100%	99%	99%	100%	100%
West Branch, MI	112,420	100%	98%	95%	100%	100%
Barstow, CA	105,950	87%	80%	72%	62%	57%
Blowing Rock, NC	105,448	100%	90%	94%	100%	100%
Pigeon Forge, TN	94,558	97%	97%	95%	97%	94%
Nags Head, NC	82,254	100%	100%	100%	100%	100%
Boaz, AL	79,575	97%	92%	95%	97%	91%
Kittery I, ME	59,694	100%	100%	100%	100%	100%
LL Bean, NH	50,745	91%	91%	91%	100%	100%
Kittery II, ME	24,619	100%	100%	100%	94%	94%
Clover, NH	11,000	100%	100%	100%	100%	100%
Martinsburg, WV	n/a	n/a	n/a	61%	69%	51%
Bourne, MA	n/a	n/a	n/a	n/a	n/a	100%
Total	**5,801,037**	**95%**	**96%**	**95%**	**98%**	**96%**



Portfolio Occupancy at the End of Each Period

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/03

Tanger Outlets

Major Tenants

Ten Largest Tenants As of September 30, 2003			
Tenant	# of Stores	GLA	% of Total GLA
The Gap, Inc.	37	374,396	6.4%
Phillips-Van Heusen	70	318,664	5.5%
Liz Claiborne	38	312,655	5.5%
Reebok International	25	180,761	3.1%
VF Factory Outlet	21	179,299	3.1%
Dress Barn, Inc.	20	143,512	2.5%
Brown Group Retail	25	120,446	2.1%
Sara Lee Corporation	31	120,040	2.0%
Polo Ralph Lauren	16	116,716	2.0%
Mikasa Factory Store	14	110,436	1.9%
Total of All Listed Above	297	1,976,925	34.1%

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/03

Tanger Outlets

Lease Expirations as of September 30, 2003

Percentage of Total Gross Leasable Area (1)



Percentage of Total Annualized Base Rent (1)



(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/03

Leasing Activity

	03/31/03	06/30/03	09/30/03	12/31/03	Year to Date
Re-tenanted Space:					
Number of leases	35	25	15		75
Gross leasable area	138,468	68,903	43,662		251,033
New base rent per square foot	$16.89	$17.39	$19.43		$17.47
Prior base rent per square foot	$16.38	$17.04	$17.36		$16.73
Percent increase in rent per square foot	3.1%	2.1%	11.9%		4.4%
Renewed Space:					
Number of leases	117	56	17		190
Gross leasable area	538,506	238,833	53,893		831,232
New base rent per square foot	$13.35	$13.67	$12.71		$13.40
Prior base rent per square foot	$13.19	$13.51	$15.07		$13.40
Percent increase in rent per square foot	1.2%	1.2%	(15.6%)		0.0%
Total Re-tenanted and Renewed Space:					
Number of leases	152	81	32		265
Gross leasable area	676,974	307,736	97,555		1,082,265
New base rent per square foot	$14.07	$14.50	$15.72		$14.34
Prior base rent per square foot	$13.84	$14.30	$16.09		$14.17
Percent increase in rent per square foot	1.7%	1.4%	(2.3%)		1.2%

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/03

Tanger Outlets

Consolidated Balance Sheets (dollars in thousands)

	09/30/03	06/30/03	03/31/03	12/31/02	09/30/02
Assets					
Rental Property					
Land	$50,474	$50,474	$51,274	$51,274	$52,345
Buildings	583,269	578,665	581,766	571,125	571,826
Developments under construction	--	2,490	--	--	--
Total rental property	633,743	631,629	633,040	622,399	624,171
Accumulated depreciation	(191,628)	(185,071)	(180,996)	(174,199)	(168,327)
Total rental property – net	442,115	446,558	452,044	448,200	455,844
Cash	209	203	209	1,072	209
Deferred charges – net	9,398	9,389	9,648	10,104	10,494
Other assets	13,666	12,822	13,424	18,299	13,543
Total assets	$465,388	$468,972	$475,325	$477,675	$480,090
Liabilities & Shareholders' Equity					
Liabilities					
Debt					
Senior, unsecured notes	$147,509	$147,509	$148,009	$150,109	$155,609
Mortgages payable	172,552	173,188	173,811	174,421	175,018
Lines of credit	7,272	11,890	19,319	20,475	16,269
Total debt	327,333	332,587	341,139	345,005	346,896
Construction trade payables	7,188	8,010	7,560	3,310	4,041
Accounts payable & accruals	13,949	13,328	12,070	15,095	14,743
Total liabilities	348,470	353,925	360,769	363,410	365,680
Minority interest	26,202	26,231	23,245	23,630	23,727
Shareholders' equity					
Preferred shares	--	--	1	1	1
Common shares	105	103	93	90	90
Paid in capital	171,747	167,034	165,641	161,192	160,589
Distributions in excess of net income	(81,063)	(78,224)	(74,324)	(70,485)	(69,672)
Accum. other comprehensive loss	(73)	(97)	(100)	(163)	(325)
Total shareholders' equity	90,716	88,816	91,311	90,635	90,683
Total liabilities & shareholders' equity	$465,388	$468,972	$475,325	$477,675	$480,090

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/03

Consolidated Statements of Operations (dollars and shares in thousands)

	Three Months Ended					YTD	
	09/03	06/03	03/03	12/02	09/02	09/03	09/02
Revenues							
Base rentals	$20,070	$19,806	$19,622	$20,498	$18,673	$59,498	$55,058
Percentage rentals	793	555	395	1,602	778	1,743	1,956
Expense reimbursements	8,419	8,456	8,430	8,601	7,361	25,305	21,876
Other income	1,073	803	671	1,115	1,044	2,547	2,358
Total revenues	30,355	29,620	29,118	31,816	27,856	89,093	81,248
Expenses							
Property operating	10,073	10,109	9,953	10,169	8,582	30,135	25,729
General & administrative	2,492	2,453	2,430	2,237	2,623	7,375	6,989
Interest	6,427	6,556	6,724	7,042	7,171	19,707	21,418
Depreciation & amortization	7,084	7,099	7,280	7,355	7,133	21,463	21,365
Total expenses	26,076	26,217	26,387	26,803	25,509	78,680	75,501
Income before equity in earnings of unconsolidated joint ventures, minority interest, discontinued operations and extraordinary item	4,279	3,403	2,731	5,013	2,347	10,413	5,747
Equity in earnings of unconsolidated joint ventures	267	280	92	142	317	639	250
Minority interest	(1,026)	(798)	(591)	(1,184)	(596)	(2,415)	(1,270)
Income from continuing operations	3,520	2,885	2,232	3,971	2,068	8,637	4,727
Discontinued operations (1)	--	(578)	(41)	1,189	240	(619)	1,120
Net income	3,520	2,307	2,191	5,160	2,308	8,018	5,847
Less applicable preferred share dividends	--	(363)	(443)	(442)	(443)	(806)	(1,329)
Net income available to common shareholders	$ 3,520	$ 1,944	$ 1,748	$ 4,718	$ 1,865	$ 7,212	$ 4,518
Basic earnings per common share:							
Income from continuing operations	$.34	$.26	$.19	$.39	$.20	$.80	$.42
Net income	$.34	$.20	$.19	$.52	$.22	$.74	$.56
Diluted earnings per common share:							
Income from continuing operations	$.33	$.26	$.19	$.38	$.19	$.79	$.41
Net income	$.33	$.20	$.19	$.51	$.22	$.72	$.55
Weighted average common shares:							
Basic	10,404	9,590	9,181	9,047	8,269	9,729	8,078
Diluted	10,623	9,809	9,408	9,279	8,490	9,958	8,254

(1) In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets", the results of operations for property disposed of during the year have been reported above as discontinued operations for both the current and prior periods presented. Includes a gain on the sale of a previously leased out parcel of land of $243 for the three and nine months ended September 30, 2002, a loss on the sale of one real estate property of $735 for the nine months ended September 30, 2003 and a gain on the sale of one real estate property of $460 for the nine months ended September 30, 2002.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/03

Tanger Outlets

FFO and FAD Analysis (dollars and shares in thousands)

	Three Months Ended					YTD	
	09/03	06/03	03/03	12/02	09/02	09/03	09/02
Funds from operations:							
Net income	$3,520	$2,307	$2,191	$5,160	$2,308	$8,018	$5,847
Adjusted for -							
Minority interest	1,026	798	591	1,184	596	2,415	1,270
Minority interest, depreciation and amortization in discontinued operations	--	(143)	36	460	156	(107)	796
Depreciation and amortization uniquely significant to real estate - wholly owned	7,021	7,026	7,206	7,284	7,056	21,252	20,973
Depreciation and amortization uniquely significant to real estate – joint ventures	287	266	254	255	168	808	168
Loss (Gain) on sale of real estate	--	735		(1,242)	--	735	(460)
Funds from operations	$11,854	$10,989	$10,278	$13,101	$10,284	$33,121	$28,594
Funds from operations per share	$.87	$.82	$.78	$1.01	$ .84	$2.47	$2.38
Funds available for distribution:							
Funds from operations	$11,854	$10,989	$10,278	$13,101	$10,284	$33,121	$28,594
Plus -							
Corporate depreciation excluded above	64	73	74	71	77	211	224
Amortization of finance costs	332	309	317	312	313	958	898
Straight line rent adjustment	35	55	57	55	91	147	193
Less -							
2nd generation tenant allowances	(1,860)	(387)	(1,417)	(455)	(136)	(3,664)	(1,771)
Capital improvements	(241)	(1,568)	(1,045)	(737)	(899)	(2,854)	(1,847)
Funds available for distribution	$10,184	$9,471	$8,264	$12,347	$9,730	$27,919	$26,291
Funds available for distribution per share	$.75	$.71	$.63	$.95	$.79	$2.08	$2.19
Dividends paid per share	$.615	$.615	$.6125	$.6125	$.6125	$1.8425	$1.8350
FFO payout ratio	71%	75%	79%	61%	73%	75%	77%
FAD payout ratio	82%	87%	97%	64%	78%	89%	84%
Diluted weighted average common Shares	13,656	13,432	13,164	13,035	12,245	13,426	12,011

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/03

Per Weighted Average Gross Leasable Area (GLA) Analysis

	Three Months Ended					YTD	
	09/03	06/03	03/03	12/02	09/02	09/03	09/02
GLA open at end of period -							
Wholly owned (000's)	5,483	5,449	5,497	5,469	5,493	5,483	5,493
Partially owned (000's) (1)	318	309	260	260	260	318	260
Managed properties (000's)	457	457	457	457	434	457	434
Total GLA open at end of period	6,258	6,215	6,214	6,186	6,187	6,258	6,187
Weighted average GLA (000's) (2)	5,471	5,448	5,443	5,420	5,173	5,454	5,121
End of period occupancy (1)	95%	96%	95%	98%	96%	95%	96%
PER SQUARE FOOT							
Revenues							
Base rentals	$3.67	$3.64	$3.61	$3.78	$3.61	$10.91	$10.75
Percentage rentals	.14	.10	.07	.30	.15	.32	.38
Expense reimbursements	1.54	1.55	1.55	1.59	1.42	4.64	4.27
Other income	.20	.15	.12	.20	.20	.47	.46
Total revenues	5.55	5.44	5.35	5.87	5.38	16.34	15.86
Expenses							
Property operating	1.84	1.86	1.83	1.88	1.66	5.53	5.02
General & administrative	.46	.45	.45	.41	.51	1.35	1.36
Interest	1.17	1.20	1.23	1.30	1.38	3.61	4.18
Depreciation & amortization	1.30	1.30	1.34	1.36	1.38	3.94	4.17
Total expenses	4.77	4.81	4.85	4.95	4.93	14.43	14.73
Income before equity in earnings of unconsolidated joint ventures, minority interest, discontinued operations and extraordinary item	$.78	$.63	$.50	$.92	$.45	$1.91	$1.13
Total revenues less property operating and general & administrative expenses ("NOI")	$3.25	$3.13	$3.07	$3.58	$3.21	$9.46	$9.48

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Represents GLA of wholly owned operating properties weighted by months of operation. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date. Excludes GLA of properties for which their results are included in discontinued operations.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/03

Tanger Outlets

Joint Venture Information –

Summary Balance Sheets (dollars in thousands)

	09/30/03	06/30/03	03/31/03	12/31/02	09/30/02
Assets					
Investment properties at cost – net	$35,200	$35,439	$34,670	$32,153	$31,560
Cash and cash equivalents	1,377	634	100	514	510
Deferred charges – net	1,767	1,872	1,790	1,751	1,676
Other assets	2,900	1,995	1,500	1,491	1,503
Total assets	$41,244	$39,940	$38,060	$35,909	$35,249
Liabilities & Owners' Equity					
Mortgage payable	$29,248	$28,692	$25,705	$25,513	$21,555
Construction trade payables	751	1,026	1,729	1,644	4,222
Accounts payable & other liabilities	743	828	868	522	756
Total liabilities	30,742	30,546	28,302	27,679	26,533
Owners' equity	10,502	9,394	9,758	8,230	8,716
Total liabilities & owners' equity	$41,244	$39,940	$38,060	$35,909	$35,249

Summary Statements of Operations (dollars in thousands)

	Three Months Ended					YTD	
	09/03	06/03	03/03	12/02	09/02	09/03	09/02
Revenues	$2,195	$2,158	$1,727	$1,685	$2,178	$6,080	$2,434
Expenses							
Property operating	726	782	704	579	963	2,211	1,345
General & administrative	1	3	17	4	1	21	9
Interest	372	294	325	322	256	991	256
Depreciation & amortization	599	552	528	537	347	1,679	347
Total expenses	1,697	1,631	1,574	1,442	1,567	4,902	1,957
Net income	$498	$527	$153	$243	$611	$1,178	$477
Tanger Factory Outlet Centers, Inc. Share of:							
Total revenues less property operating and general & administrative expenses ("NOI")	$735	$687	$503	$624	$607	$1,925	$540
Net income	$267	$280	$92	$142	$317	$639	$250
Depreciation (real estate related)	$287	$266	$254	$255	$168	$807	$168

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/03

Tanger Outlets

Debt Outstanding Summary (dollars in thousands)

As of September 30, 2003			
	Principal Balance	**Interest Rate**	**Maturity Date**
Mortgage debt			
Lancaster, PA	$14,266	9.770%	04/10/05
Commerce I, GA	7,935	9.125%	09/10/05
Branson, MO	24,000	Libor + 1.75%	03/26/06
Commerce II, GA	29,500	Libor + 1.75%	03/26/06
Dalton, GA	10,977	7.875%	04/01/09
Kittery I, ME	6,246	7.875%	04/01/09
San Marcos I, TX	18,645	7.875%	04/01/09
San Marcos II, TX	18,821	7.980%	04/01/09
West Branch, MI	6,968	7.875%	04/01/09
Williamsburg, IA	19,158	7.875%	04/01/09
Blowing Rock, NC	9,553	8.860%	09/01/10
Nags Head, NC	6,482	8.860%	09/01/10
Total mortgage debt	172,552		
Corporate debt			
Unsecured credit facilities	7,272	Libor + (1.60% to 1.75%)	06/30/05
1997 Senior unsecured notes	47,509	7.875%	10/24/04
2001 Senior unsecured notes	100,000	9.125%	02/15/08
Total corporate debt	154,781		
Total debt	$327,333		

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/03

Tanger Outlets

Future Scheduled Principal Payments (dollars in thousands)

	As of September 30, 2003		
Year	Scheduled Amortization Payments	Balloon Payments	Total Scheduled Payments
2003	$650	--	$650
2004	2,740	47,509	50,249
2005 (1)	2,524	27,848	30,372
2006	2,168	53,500	55,668
2007	2,349	--	2,349
2008	2,545	100,000	102,545
2009	967	70,474	71,441
2010	181	13,878	14,059
2011	--	--	--
2012	--	--	--
2013 & thereafter	--	--	--
	$14,124	$313,209	$327,333

(1) Balloon payments in 2005 include $7,272 relating to amounts outstanding under the unsecured credit facilities.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/03

Tanger Outlets

Investor Information

Tanger Outlet Centers welcomes any questions or comments from shareholders, analysts, investment managers, media and prospective investors. Please address all inquiries to our Investor Relations Department.

Tanger Factory Outlet Centers, Inc.
Investor Relations
Phone: (336) 292-3010 ext 6865
Fax: (336) 297-0931
e-mail: tangermail@tangeroutlet.com
Mail: Tanger Factory Outlet Centers, Inc.
              3200 Northline Avenue
              Suite 360
              Greensboro, NC 27408

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 09/30/03

Tanger Outlets